EXHIBIT 99.1

Westport Fuel Systems to Announce First Quarter Results on Thursday, June 4, 2020

VANCOUVER, British Columbia, April 29, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced that it will disclose its financial results for the first quarter ended March 31, 2020 on Thursday, June 4, 2020 after market close. To coincide with the disclosure, Westport Fuel Systems has also scheduled a conference call for Friday, June 5, 2020 at 10:30am Eastern Time (7:30am Pacific Time).

In light of recent COVID-19 developments and associated impacts, the Canadian Securities Administrators (“CSA”) has announced temporary relief from certain regulatory filings required to be made on or before June 1, 2020. This relief provides a 45-day extension for periodic filings, including financial statements and management’s discussion and analysis.

The Company will be utilizing the extension period provided for the filing of its interim financial statements for the three months ended March 31, 2020 and the related management’s discussion and analysis and associated CEO and CFO certificates (collectively, the “Q1 Disclosure Documents”). The Q1 Disclosure Documents, which would otherwise have a filing deadline of May 15, 2020, are expected to be filed on SEDAR on June 4, 2020.

Until such time as the Q1 Disclosure Documents are filed, management and other insiders of the Company will be subject to an insider trading black-out policy that restricts trading in the securities of the Company until the date on which the Q1 Disclosure Documents are filed.

Since the date of the Company’s last annual financial report on March 17, 2020, Westport Fuel Systems is continuing to see impacts due to the COVID-19 pandemic and continues to monitor these challenges closely so as to mitigate the impact on our global operations where possible.

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at http://wfsinc.com/investors/financials.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 4491. The replay will be available until June 12, 2020. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com